American Tire Corporation
1643 Nevada Highway
Boulder City, NV  89005
Phone: 702-293-1930
Fax: 702-294-3870


September 14, 2000


Steven C. Duval
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-4
Washington  DC  20549

     Re:  American Tire Corporation (the "Company")
          Registration Statement on Form S-1
          SEC File No. 333-24665
          Amendment No. 2 to Application for Withdrawal dated October 23, 1997

Dear Mr. Duval:

In connection with the above referenced registration statement on Form S-1, the Company hereby amends its request for withdrawal of the registration statement, without prejudice.

The reason for the filing of the application for withdrawal is that the Company's obligation to file and keep effective a registration statement relating to the shares included in the registration statement will expire on February 14, 1998, and thereafter selling shareholders requesting registration of their shares for resale may be eligible to resell their shares pursuant to an exemption from registration.

No shares of common stock being registered pursuant to the registration statement on Form S-1 were either offered or sold by selling shareholders (the Company was not registering any shares for sale to the public) while the registration statement was pending. No sales have been or will be made under the Registration Statement.

If you have any questions regarding this amended application for withdrawal please telephone Mr. Elliott Taylor, the Company's counsel at (801) 463-6080.

Sincerely,

AMERICAN TIRE CORPORATION

/S/ Richard A. Steinke
    Chief Executive Officer

cc:     Elliott N. Taylor